FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on May 2nd, 2018, regarding its financial results for the First Quarter 2018.

BANCO DE CHILE

Banco de Chile

Earnings Report

1st Quarter 2018

Key highlights

‘As we suggested in previous quarters, the local economy is showing some signs of recovery. On the one hand, the Central Bank has revised upward GDP growth projections for 2018 in the range of 3% to 4%, based on improved external conditions, a more upbeat sentiment among market agents and the positive effect of an expansionary monetary policy on economic decisions. On the other hand, we are witnessing a moderate recovery in demand for loans, particularly related to some specific lending deals executed in the wholesale segment, which fostered a 2.2% quarterly increase in total commercial loans. Similarly, our subsidiaries participating in the wealth management and stock brokerage businesses are reflecting the moderate economic rebound by increasing their contribution to our fee-based income.

In terms of results, in the 1Q18 we reached a bottom line of Ch$143 Bn. and an 18% ROAE. Although this figure is aligned with net income achieved in the 1Q17 and the 4Q17, we believe it was a very positive quarter. Actually, this quarter we recorded higher income from subsidiaries and improved results from Treasury while benefiting from slightly higher inflation. In addition, a fair comparison with previous quarters should consider some non-recurrent effects that reduced our EBIT in the 1Q18, such as the special bonus of Ch$5.4 Bn. granted to part of the staff due to the completion of a collective bargaining process with one of the unions. By isolating this effect in particular, our net income would have been Ch$147 Bn. with ROAE of 19% this quarter. Moreover, the 1Q17 and the 4Q17 benefited from extraordinary effects in terms of credit risk, particularly in the wholesale segment given the catch up on certain loans, while the revision of our loyalty program produced a temporary increase of roughly Ch$8 Bn. in net commissions in the 1Q17. All things considered, when adjusting all non-recurrent factors, net income recorded this quarter would have considerably outreached adjusted-earnings of the 1Q17 and the 4Q17.

From the business perspective, this performance is consistent with some positive trends we have seen in terms of loan origination, reflected on the 26% YoY increase in sales of installment loans and new commercial credits granted in the corporate segment. Similarly, we opened around 26,000 checking accounts in the 1Q18, which is 43% above the level achieved a year earlier. All of these signals enable us to be optimistic about the future while supporting our view that the 1Q18 was a good one’.

Eduardo Ebensperger – CEO

Financial Snapshot

(In billions of Ch$)

Economic Outlook

•             The Chilean economy continues displaying important signs of recovery, confirming a positive cycle. This improvement has been explained by three main factors: (i) better perspectives for the global economy, which is crucial for a small and open economy like Chile; (ii) high copper prices, leading positive terms of trade; and (iii) improved business confidence, which has returning to the optimistic zone for first time since 2014.

•             Specifically, GDP has grown at the highest rate in more than four years. After posting a weak growth of only 1.5% in 2017, the activity expanded 3.5% and 4.0% in January and February, respectively. Therefore, the GDP has averaged an increase of 2.2% in the last twelve months, reaching the highest expansion since April of 2016. On a sequential basis, after adjusting by seasonal effects, GDP has grown at an annualized rate of 3.4% in the last three months, suggesting that the economy is accelerating even in the margin.

•             Moreover, the GDP breakdown shows a synchronized recovery across different sectors. Mining activity, for instance, grew 16% in the 1Q18, as a consequence of both a low basis for comparison (due to the strike in Escondida mine in Feb-17) and better perspectives for this sector. Similarly, retail sales increased 2.0% in the 1Q18, led by a shoot up of 20.5% in car sales.

•             As for inflation, CPI remains below the Central Bank target of 3.0%. In March CPI posted a lower than expected 0.2% MoM change, bringing a drop in annual inflation from 2.0% in Feb.18 to 1.8% in Mar.18. The core CPI, which excludes food and energy prices, stood at 1.6%. The downward trend in the CPI has been a consequence of a stable exchange rate (tradable inflation is only 0.9%) and a negative output gap.

•             Based on the above, the Central bank has kept the interest rate at 2.5% since May of 2017. In its last Monetary Policy Report, the board mentioned that the interest rate would remain unchanged until 2019, due to the assumption of a gradual convergence of inflation towards the policy target of 3.0% throughout 2019.

•             According to the March economic expectations survey conducted by the Central Bank, analysts expect economic growth to improve from 1.5% in 2017 to 3.6% and 3.7% in 2018 and 2019, respectively.

•             Regarding the banking industry, it posted a 3.6% annual real growth in total loans in the 1Q18, which denotes a tempered acceleration when compared to the figures posted over the last four quarters. The surge in total loans was largely supported by a rebound in commercial loans, which recorded a 1.2% annual real increase this quarter. On the contrary, mortgage loans posted a slowdown for first time over the last four quarters by growing 7.7% on an annual real basis in the 1Q18 while consumer loans maintained a moderate downward trend in 12-month growth by posting a 5.2% YoY real expansion. Regarding commercial loans, the mentioned rebound could be attributable to a sustained strong demand for loans from SMEs and the improvement in the business sentiment that has unleashed significant business transactions and projects.

•             In regards to net income, the industry posted a bottom line of Ch$639 Bn. in the 1Q18, which represented a 2.6% annual increase when compared to the 1Q17. Although this figure seems to be modest, it is important to note that during the 1Q17 an important player posted an extraordinary income from investment in companies of ~Ch$100 Bn. associated with a change in accounting treatment (equity method vs. fair value) of investments held overseas. On a recurrent basis, the industry showed YoY improvements of 5.9% in operating revenues, supported by higher inflation and a 3.0% decrease in loan loss provisions. These positive trends were offset by an increase of 4.8% in operating expenses, driven by personnel expenses and lower income from investment in companies, as mentioned earlier.

GDP Growth

(YoY)

Inflation & Unemployment Rate

(12m % change and %)

Loan Growth(1)

(12m% change, in real terms)

(1)              Figures do not include operations of subsidiries abroad.

First Quarter Results

Operating Revenues

In the 1Q18 our operating revenues totalled Ch$444.9 Bn., which represents an increment of 5.3% related to the 1Q17. This change of Ch$22.2 Bn. was mainly attributable to an increase in both, customer and non-customer income, by Ch$8.5 Bn. and Ch$13.7 Bn., respectively.

Main effects influencing revenues were:

•             Positive inflation impact on the contribution of our net UF asset exposure due to a 0.63% increase in the quarter, as compared to a 0.47% rise recorded in the 1Q17. This effect was amplified by lower cost of funds for part of this position funded with Ch$-denominated liabilities. All of these factors translated into higher income of nearly Ch$13.2 Bn. YoY.

•             Other operating income increasing Ch$5.3 Bn. mainly associated with the sale of some fixed assets and higher income from assets in lieu of payment.

•             Income from loans increasing Ch$4.5 Bn., due to an increase in overall lending spreads that permitted us to overcome a moderate YoY increment in average loans (0.5%). Hence, the higher income from loans was explained by a change in the mix rather than an expansion in total loans. In this regard, the expansion was focused on the retail banking segment with a YoY growth of 6.4%, which counterbalanced a decrease of 8.2% in average loans managed by the wholesale banking segment. These trends in loans are in consistency with the discrepancy between private consumption and investment decisions by people and companies, respectively, in conjunction with our aim to avoid entering into non-profitable lending deals we have seen in the corporate segment in particular.

•             Higher revenues from the management of trading and available-for-sale instruments by approximately Ch$3.3 Bn., primarily explained favorable shifts in interest rates and inflation in the 1Q18 as compared to the 1Q17. In addition, we recorded higher revenues from Sales & Structuring, given specific deals carried out in January 2018.

•             An increment of Ch$2.4 Bn. in income from demand deposits, associated with the 5.9% growth in average balances, which allowed us to face a decrease in interest rates as compared to the 1Q17, principally concentrated in local currency.

•             Fees increasing by Ch$1.9 Bn. YoY, primarily fostered by higher revenues from some of our subsidiaries, such as: mutual funds management (Ch$2.2 Bn.), insurance brokerage (Ch$1.9 Bn.) and stock brokerage (Ch$1.8 Bn), as a result of an increment in assets under management, written premiums and stock trading turnover, respectively. On the other hand, and counterbalancing these positive effects, fees from transactional services posted a decrease of 9.4%, equivalent to Ch$2.5 Bn., mainly attributable to the credit cards business, which registered a positive one-time effect in the 1Q17 (lower fee expenses related to the revision of our loyalty program).

Factors mentioned above were partially counterbalanced by a decrease of approximately Ch$5.8 Bn. in revenues from funding & gapping due to the downward trend followed by interest rates over the last two years and its consequence on the repricing of assets rather than liabilities.

Operating Revenues

(In billions of Ch$)

	Quarters		Change
	1Q17	1Q18	$	%
Net Interest Income	303.5	316.5	+13.0	+4.3%
Net Fees and Commissions	87.2	89.2	+1.9	+2.2%
Net Financial Operating Income	11.7	2.1	(9.6)	(82.1)%
Foreign Exchange Transactions	13.9	25.5	+11.6	+83.5%
Other Operating Income	6.3	11.7	+5.3	+83.9%
Total	422.7	444.9	+22.2	+5.3%

Customer / Non-Customer Income

(In billions of Ch$)

Net Interest Margin

First Quarter Results

Loan Loss Provisions and Allowances

Our loan loss provisions posted a YoY rise of 12.4%, from Ch$63.1 Bn. in the 1Q17 to Ch$70.9 Bn. in the 1Q18. Main effects influencing the increase in credit risk expenses were:

•                  Higher loan loss provisions attributable to the wholesale segment by approximately Ch$9.3 Bn. However, this apparent deterioration has primarily to do with an extraordinary credit risk performance during the 1Q17. Thus, during that quarter, this segment posted a net improvement by releasing a moderate amount of loan loss allowances related to specific customers in the fishing and retail industries.

•                  An increase in loan loss provisions of approximately Ch$3.4 Bn. explained by loan growth (volume and mix effects). This expansion was almost totally concentrated in the retail banking segment, with average balances increasing by 6.4% YoY.

These effects were partially offset by a net credit quality improvement registered in the retail banking segment of roughly Ch$5.2 Bn. This upsurge was linked to higher recoveries and a decrease of charge-offs as compared to the 1Q17.

Aligned with the previously mentioned factors, during the 1Q18 our ratio of loan loss provisions to average loans reached 1.12%, denoting a moderate increment of 12 bp. when compared to the 1.00% posted in the 1Q17.

Regarding delinquency, our past-due ratio showed a downward trend over the last five quarters and registered the lowest figure in the 1Q18 by posting 1.17%, which positively compares to the 1.22% posted a year ago and to the average of 2017. This positive change is mainly attributable to consumer loans, which posted a ratio of past due to total loans of 1.6% in the 1Q18, as compared to the 1.9% recorded in the 1Q17. On the other hand, commercial and mortgage loans showed a stable performance. Asset quality is a priority for us. Accordingly, in light of the slowdown experienced by the local economy over the last three years, we tightened the whole credit granting process, for all business segments and lending products, from admission to collection. In the case of residential mortgage loans, for instance, we incorporated stricter requirements of loan-to-value ratios, financial burden and monthly income, among others. On the other hand, our commercial decision of constraining our participation in the lower income segment also contributed to improve credit risk indicators in this business. Lastly, the moderate growth in commercial loans, as well as the enhancement in financial condition of some wholesale customers has resulted in a stable trend in past-due. All of these factors have contributed to keep a past-due ratio well below the indicator posted by the rest of the industry (2.2%).

Loan Loss Provisions and Allowances

(In billions of Ch$)

Quarters	Change
1Q17	1Q18	$	%
Loan Loss Allowances
Initial Allowances	(610.0)	(558.2)	+51.8	(8.5)%
Charge-offs	76.4	76.3	(0.1)	(0.2)%
Sales of Loans	0.6	—	(0.6)	(100.0)%
Provisions established, net	(70.9)	(82.8)	(12.0)	+16.8%
Final Allowances	(603.9)	(564.7)	+39.1	(6.5)%
Provisions Established	(70.9)	(82.8)	(11.9)	+16.8%
Prov. Financial Guarantees	(2.8)	(0.7)	+2.1	(75.0)%
Additional Provisions	0.0	0.0	+0.0	—
Recoveries	10.6	12.6	+2.0	+18.4%
Loan Loss Provisions	(63.1)	(70.9)	(7.8)	+12.3%
Credit Quality Ratios
Allowances / Total loans	2.38%	2.18%	(20	)bp
Allowances / Total Past Due	1.95	x	1.86	x	(0.08	)x
Provisions / Avg. Loans	1.00%	1.12%	+12	bp
Charge-offs / Avg. Loans	1.21%	1.20%	(1	)bp
Total Past Due / Total Loans	1.22%	1.17%	(5	)bp
Recoveries / Avg. Loans	0.17%	0.20%	+3	bp

Provisions / Avg. Loans

First Quarter Results

Operating Expenses

In the 1Q18, the operating expenses totalled Ch$204.2 Bn., recording an increase of 6.3%, from Ch$192.2 Bn. posted in the 1Q17. However, this change was affected by a non-recurrent effect, as mentioned below. When isolating this one-time effect, operating expenses would have posted a growth of 3.6% YoY, which is slightly above the inflation rate of 1.9% (measured as UF variation) recorded in the 12-month period Mar17/Mar18.

Main factors explaining the expansion were:

•                  A YoY increase of 6.8% in personnel expenses, equivalent to Ch$6.8 Bn. This rise was mainly influenced by: (i) one-time effect of Ch$5.4 Bn. in salaries related to a special bonus granted to part of the staff due to the completion of a collective bargaining process with one of the Bank’s unions that resulted in a three-year agreement, and (ii) a 2.3% YoY increment in salaries, equivalent to Ch$1.4 Bn., linked to the recognition of inflation effect.

•                  An annual increment of Ch$4.4 Bn. in other operating expenses. This result was associated with: (i) higher country risk provisions in the 1Q18 by approximately Ch$2.1 Bn., (ii) higher expenses related to assets received in lieu of payment by approximately Ch$0.8 Bn. YoY, and (iii) an increase of roughly Ch$0.8 Bn. in expenses linked to leasing operations.

•                  General administrative expenses 2.7% or Ch$1.5 Bn. YoY, distributed among several line items explaining low amounts, including IT expenses related to internal developments (Ch$0.7 Bn.).

•                  A YoY rise in depreciations and amortizations, totalling Ch$0.6 Bn. This figure has been mainly explained by higher expenses related to IT developments and ATM devices installed over the last two years.

The previously mentioned factors were partly offset by a 16.2% decrease in marketing expenses, equivalent to Ch$1.2 Bn. YoY, which is aligned with our cost control initiatives.

Based on the above and considering the increase of 5.3% in operating revenues, our efficiency ratio reached 45.9% in the 1Q18, while the indicator posted a year ago was 45.5%. However, when isolating the non-recurrent effect mentioned above this ratio reaches 44.7%, which represents an improvement of 75bp. On the other hand, notwithstanding the effect of the collective bargaining process, our cost-to-income ratio continued to positively compare to the indicator posted by the industry.

Operating Expenses

(In billions of Ch$)

	Quarters		Change
	1Q17	1Q18	$	%
Personnel expenses	(100.9)	(107.8)	(6.8)	6.8%
Administrative expenses	(79.2)	(79.3)	(0.1)	0.2%
Depreciation and Amort.	(8.6)	(9.2)	(0.7)	7.2%
Impairments	(0.0)	(0.0)	(0.0)	—
Other Oper. Expenses	(3.5)	(8.0)	(4.4)	126.6%
Total Oper. Expenses	(192.1)	(204.2)	(12.1)	6.3%
Additional Information
Op. Exp. / Op. Rev.	45.5%	45.9%		+44	bp
Op. Exp. / Avg. Assets	2.4%	2.5%		+2	bp
Headcount (#)	14,105	13,908		(1.4)%
Branches (#)	422	398		(5.7)%

Efficiency Ratio

Operating Expenses / Operating Revenues

First Quarter Results

Results by Business Segments

During the 1Q18 our business segments posted a YoY increment of 1.5% in income before income tax. In this quarter, Retail Banking represented 49.4% of our consolidated income before income tax. It was followed by Wholesale Banking, which contributed 35.6% to the total amount and, to a lesser extent, by our Subsidiaries and Treasury segments, adding 8.9% and 6.1% respectively.

The pre-tax result of our retail banking segment showed a slight increment of 0.6%, equivalent to Ch$0.5 Bn. YoY. This change was mainly a consequence of an increase in operating revenues supported by loan growth and lower loan loss provisions, due to a net credit quality improvement. However, these positive changes were to a large extent offset by higher operating expenses, related to the special bonus due to the completion of a collective bargaining process, as we previously mentioned.

On the other hand, the wholesale segment recorded a decrease of Ch$5.2 Bn. (7.8%) in income before income tax, from Ch$66.0 Bn. in the 1Q17 to Ch$60.9 Bn. in the 1Q18. This negative change was mainly associated with higher provisions for loan losses, due to an extraordinary performance registered during the 1Q17 in this line item. This was partly counterbalanced by an increment in operating revenues, principally attributable to higher income from fees and commissions, as well as an increase in revenues from sales & structuring, given specific deals closed with corporate clients during the 1Q18.

Our Treasury segment recorded a bottom line increase of Ch$3.8 Bn. YoY. The increment was attributable to several factors, including higher revenues from the management of trading and available-for-sale instruments, primarily explained by favorable shifts in interest rates and inflation in the 1Q18 as compared to the 1Q17.

Finally, our Subsidiaries posted a significant 28.7% YoY rise in income before income tax, equivalent to Ch$3.4 Bn. This improvement was mainly explained by higher results generated by our securities brokerage, which posted an increment of Ch$3.0 Bn. YoY in income before taxes. This increment was prompted by higher income from trading of stocks reflected on a 96.8% YoY increase in stock trading turnover, due to certain specific stock auctions of local issuers totaling nearly USD400 million. In addition, the mutual funds and insurance brokerage subsidiaries posted an increase in pre-tax income based on annual increments of 3.8% in AUM and 10.2% in written premiums, respectively.

Income before Income Tax by Business Segment

(In billions of Ch$)

Additional Information

	1Q17	1Q18
Efficiency Ratio (%)
Retail	46.6%	48.6%
Wholesale	37.7%	37.3%

Provisions/Avg. Loans (%)
Retail	1.85%	1.74%
Wholesale	-0.17%	0.22%

Borrowers (#)
Retail	1,178,965	1,189,158
Wholesale	10,410	10,163

Loan Portfolio

Our loan portfolio recorded a tempered annual increase of 1.8% by going up from Ch$25,408 Bn. in the 1Q17 to Ch$25,860 Bn. this quarter. The YoY growth was largely influenced by the trend followed by mortgage loans increasing 6.1% YoY and, to a lesser degree, by consumer loans rising 2.7% over the same period. On a QoQ basis, the loan book grew by 1.7% when compared to the 4Q18. Despite these growth rates seem to be moderate, it is worth noting that in the 1Q18 we witnessed a modest rebound in commercial loans, given certain credits granted to wholesale customers. As a result, commercial loans grew 2.2% or Ch$311 Bn. QoQ.

By segment, the dynamism in retail banking continued to be the main factor explaining the loan book expansion, given the following trends:

•             In middle and higher income personal banking, total loans recorded a 6.5% or Ch$713 Bn. YoY increase. The rise was principally fostered by residential mortgage loans growing nearly Ch$430 Bn. on an annual basis (or 6.1% YoY), which stems from both an interest rate scenario that is still attractive to borrowing and a sustained upward trend in house prices that precipitates application for loans and greater loan tickets. According to diverse sources of information, housing market trends are expected to remain as long as the forecasted economic acceleration takes place. As for consumer loans, growth in this type of credits continues to be concentrated in middle and upper income personal banking, which recorded a 4.3% or Ch$133 Bn. YoY increase in the 1Q18. The annual growth was largely supported by a YoY rise of 9.3% in installment loans, which is partly attributable to the customized pricing system we are utilizing since last year and also the dynamics seen in consumption. As an example, the market for new cars posted a significant 21.5% YoY increase in sales of new automobiles in the 1Q18.

•             Similarly, loans granted to SMEs continue to show a steady upward trend by growing 10.9% or ~Ch$334 Bn. on a yearly basis. As revealed by the last credit survey conducted by the Central Bank (4Q17), SMEs continue to show a stronger demand for loans than large companies and corporations. Most of the SMEs are concentrated in the service industry, which remains the most growing sector among companies, despite the slowdown experienced by the economy over the last four years.

Our wholesale segment, in turn, continues to be affected by the stagnation of investment projects across all economic sectors and other dynamics. As a result, the segment’s loan book dwindled by approximately 5.5% or Ch$575 Bn. YoY, which was primarily produced by a 20.4% or Ch$432 Bn. annual decrease in loans denominated in foreign currency, which was mainly associated with:

•             An 8.4% YoY appreciation of the Ch$, explaining approximately 41% or ~Ch$178 Bn. of the annual decrease in balances (all things equal)

•             A decrease of ~Ch$254 Bn. in loan balances between Mar.17 and Mar.18. This amount represents 59% of the total decrease and is attributable to lower balances of Trade Finance loans and Commercial credits denominated in foreign currency. Although the decrease in balances had mainly to do with loan maturity rather than prepayments, we have also avoided engaging in low margin lending deals, which has resulted in a temporary market share loss.

On the positive side, aligned with an improved business sentiment, loans managed by our wholesale segment posted a 1.6% QoQ uptick.

Loans by Segment

(In Billions of Ch$ and %)

Market Share (1)

(1) Figures do not include operations of subsidiaries abroad.

Funding Structure

As mentioned in previous quarters, our funding needs have been aligned with a moderate growth of the balance sheet. As a result, during the 1Q18 we have been less active in placing long-term bonds while we have continued utilizing short-term debt shelves and deposits. Thus, during the quarter ended March 31, 2018 we carried out the following debt issuances:

•    Approximately Ch$462.3 Bn. in long-term bonds denominated in UF. These placements consisted of bonds with average maturities of 9.6 years and a real interest rate of 2.2% on average.

•    Nearly Ch$95.6 Bn. issued under our USD1 Bn. Commercial Paper program registered in the USA. As of March 31, 2018 we had an outstanding balance of nearly Ch$190.0 Bn. in commercial paper.

In addition, our funding structure continues to benefit from our leadership in demand deposits. As of March 31, 2018 we had period-end balance of Ch$8,800.3 Bn. in total demand deposits, which represented a 5.7% YoY increase when compared the 1Q17. As a result, our demand deposits represented 26.5% of our total assets as of March 31, 2018, which is comparable to the share these deposits represented a year earlier. Also, we continued to maintain a high reciprocity ratio (on demand deposits) with a DDA-to-Loans relationship of 34.0% in the 1Q18, which is above the ratio posted by our main peers (24.6%) and the industry as a whole (24.0%) when excluding Banco de Chile and operations of subsidiaries abroad.

Our superior reciprocity on total DDAs and Individuals’ Checking Accounts has to do with our excellent customer base and all of the efforts devoted to put our customers at the center of our decisions. In addition, we have a premium base of checking account holders, with the highest average balance per customer among main banking players. Also this is in consistency with the market-leading position we hold in both total demand deposit balances and checking accounts balances held by individuals as of March 31, 2018 with market shares of 22.8% and 28.6%, respectively. Lastly, it is worth noting how we continue to enhance our base of checking account holders. Thus, during the 1Q18, approximately 26,000 new customers joined Banco de Chile, while the attrition rate was below 6.0% in the same quarter, which is below the figure recorded during the FY2017.

Undoubtedly, our well-known leadership in demand deposits provides us with one of the most competitive funding structures in the local banking industry, as demonstrated by our average cost of funding of 2.5% in local currency and 1.4% in foreign currency as of March 31, 2018, respectively.

Main Funding Sources

(As a % of Total Assets)

Annualized Cost of Funding by Currency (1)

(As of March 31, 2018)

(1) Average cost of funding excludes the effect of results from hedge accounting.

Capital Adequacy & Other Topics

Our equity amounted to Ch$3,103.0 Bn. as of March 31, 2018. This figure represent a 7.1% or Ch$206.7 Bn. YoY increase when compared to the amount reported a year earlier. The enhanced capital based has mainly to do with the pillars of our capital management policy, which pursue to support organic growth by means of internally-generated funds. Therefore, the annual increase in equity is largely explained by:

•                  The capitalization of nearly Ch$147.4 Bn. from the net distributable earnings recorded in 2017, as determined by our shareholders during the meeting held on March 22, 2018. This capitalization stems from a dividend payout ratio of 60% distributed to our shareholders once deducted the dividend to SAOS as payment of the Central Bank subordinated debt. Based on the previously mentioned, our paid-in capital increased from Ch$2,271.4 Bn. in Mar17 to Ch$2,418.8 Bn. in Mar18. Given this capitalization, the shareholders’ meeting approved the issuance of 1,572,948,922 fully paid-in shares, which is currently for authorization of the SBIF. Once this occurs, Banco de Chile’s shares of common stock are expected to increase to 101,017,081,114 shares.

•                  An annual increase of roughly Ch$54.6 Bn. in reserves, which was primarily supported by the recognition and retention of the effect of inflation on our shareholders’ equity amounting to approximately Ch$54.5 Bn. in 2017. This procedure aims to hedge the equity value against unexpected changes in inflation.

•                  An increase of nearly Ch$3.7 Bn. in year-to-date earnings, net of provisions for minimum dividends, which went up from Ch$66.5 Bn. to Ch$70.1 Bn. between Mar17 and Mar18.

Provided that our balance sheet has grown moderately over the last year and given that our capital base has bolstered as mentioned above, our capital adequacy ratios have improved on a YoY basis. Actually, our BIS ratio increased from 13.9% to 14.2% between Mar17 and Mar18, which positions us well above the regulatory limit of 10.0%. Similarly, our Tier1 capital on RWA increased significantly by approximately 48 bp YoY to reach 11.3% in Mar17. In the case of the leverage ratio required by the SBIF, this is Tier 1 on total assets; we had an indicator of 8.4% as of Mar.18, which is well above the level of 3.0% required by the regulator.

Equity & Capital Adequacy

(In Billions of Ch$ and %)

Equity	Mar-17	Mar-18
Capital & Reserves
Capital	2,271.4	2,418.8
Reserves	563.1	617.7
Other Accounts	(20.7)	(19.7)
Earnings
Retained Earnings	16.1	16.1
Income for the Period	140.0	142.7
Provisions for Min. Dividends	(73.5)	(72.5)
Minority Interest
Minority Interest	—	—
Total Equity	2,896.3	3,103.0

Definitions:

“Assets” are Bank’s Total Assets.

“Basic Capital” is Bank’s paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.

“RWA” stands for Risk-Weighted Assets.

“Total Capital” refers to “Basic Capital” plus Bank’s supplementary capital.

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	1Q17	4Q17	1Q18	1Q18	% Change		Mar-17	Mar-18	Mar-18	% Change
	MCh$	MCh$	MCh$	MUS$	1Q18/1Q17	1Q18/4Q17	MCh$	MCh$	MUS$	Mar-18/Mar-17
Interest revenue and expense
Interest revenue	456,767	479,872	469,878	777.1	2.9%	(2.1)%	456,767	469,878	777.1	2.9%
Interest expense	(153,227)	(160,998)	(153,361)	(253.6)	0.1%	(4.7)%	(153,227)	(153,361)	(253.6)	0.1%
Net interest income	303,540	318,874	316,517	523.5	4.3%	(0.7)%	303,540	316,517	523.5	4.3%
Fees and commissions
Income from fees and commissions	113,812	121,148	122,505	202.6	7.6%	1.1%	113,812	122,505	202.6	7.6%
Expenses from fees and commissions	(26,591)	(34,674)	(33,344)	(55.1)	25.4%	(3.8)%	(26,591)	(33,344)	(55.1)	25.4%
Net fees and commissions income	87,221	86,474	89,161	147.5	2.2%	3.1%	87,221	89,161	147.5	2.2%
Net Financial Operating Income	11,734	(32,136)	2,106	3.5	(82.1)%	—	11,734	2,106	3.5	(82.1)%
Foreign exchange transactions, net	13,888	50,758	25,483	42.1	83.5%	(49.8)%	13,888	25,483	42.1	83.5%
Other operating income	6,336	10,326	11,652	19.3	83.9%	12.8%	6,336	11,652	19.3	83.9%
Total Operating Revenues	422,719	434,296	444,919	735.8	5.3%	2.4%	422,719	444,919	735.8	5.3%
Provisions for loan losses	(63,115)	(59,319)	(70,945)	(117.3)	12.4%	19.6%	(63,115)	(70,945)	(117.3)	12.4%
Operating revenues, net of provisions for loan losses	359,604	374,977	373,974	618.5	4.0%	(0.3)%	359,604	373,974	618.5	4.0%
Operating expenses
Personnel expenses	(100,918)	(104,252)	(107,766)	(178.2)	6.8%	3.4%	(100,918)	(107,766)	(178.2)	6.8%
Administrative expenses	(79,206)	(74,628)	(79,348)	(131.2)	0.2%	6.3%	(79,206)	(79,348)	(131.2)	0.2%
Depreciation and amortization	(8,559)	(9,071)	(9,171)	(15.2)	7.2%	1.1%	(8,559)	(9,171)	(15.2)	7.2%
Impairments	(1)	(165)	(11)	(0.0)	1,000.0%	(93.3)%	(1)	(11)	(0.0)	1,000.0%
Other operating expenses	(3,509)	(14,424)	(7,951)	(13.1)	126.6%	(44.9)%	(3,509)	(7,951)	(13.1)	126.6%
Total operating expenses	(192,193)	(202,540)	(204,247)	(337.8)	6.3%	0.8%	(192,193)	(204,247)	(337.8)	6.3%
Net operating income	167,411	172,437	169,727	280.7	1.4%	(1.6)%	167,411	169,727	280.7	1.4%
Income attributable to affiliates	991	1,717	1,157	1.9	16.8%	(32.6)%	991	1,157	1.9	16.8%
Income before income tax	168,402	174,154	170,884	282.6	1.5%	(1.9)%	168,402	170,884	282.6	1.5%
Income tax	(28,409)	(31,802)	(28,233)	(46.7)	(0.6)%	(11.2)%	(28,409)	(28,233)	(46.7)	(0.6)%
Net Income for the period	139,993	142,352	142,651	235.9	1.9%	0.2%	139,993	142,651	235.9	1.9%
Non-Controlling interest	—	—	—	—	—	—	—	—	—	—
Net Income attributable to bank’s owners	139,993	142,352	142,651	235.9	1.9%	0.2%	139,993	142,651	235.9	1.9%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$604.67 per US$1.00 as of March 31, 2018. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Mar-17	Dec-17	Mar-18	Mar-18	% Change
	MCh$	MCh$	MCh$	MUS$	Mar-18/Mar-17	Mar-18/Dec-17
ASSETS
Cash and due from banks	905,988	1,057,393	920,445	1,522.2	1.6%	(13.0)%
Transactions in the course of collection	538,531	521,809	741,774	1,226.7	37.7%	42.2%
Financial Assets held-for-trading	2,057,671	1,616,647	1,586,858	2,624.3	(22.9)%	(1.8)%
Receivables from repurchase agreements and security borrowings	55,763	91,641	119,114	197.0	113.6%	30.0%
Derivate instruments	986,370	1,247,829	1,229,401	2,033.2	24.6%	(1.5)%
Loans and advances to Banks	1,011,309	759,702	788,477	1,304.0	(22.0)%	3.8%
Loans to customers, net
Commercial loans	14,348,796	13,953,113	14,264,123	23,589.9	(0.6)%	2.2%
Residential mortgage loans	7,085,522	7,473,006	7,515,049	12,428.3	6.1%	0.6%
Consumer loans	3,973,780	4,013,416	4,080,587	6,748.5	2.7%	1.7%
Loans to customers	25,408,098	25,439,535	25,859,759	42,766.7	1.8%	1.7%
Allowances for loan losses	(603,934)	(558,182)	(564,730)	(934.0)	(6.5)%	1.2%
Total loans to customers, net	24,804,164	24,881,353	25,295,029	41,832.8	2.0%	1.7%
Financial Assets Available-for-Sale	477,066	1,516,063	1,420,340	2,349.0	197.7%	(6.3)%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	34,133	38,041	38,974	64.5	14.2%	2.5%
Intangible assets	29,970	39,045	41,766	69.1	39.4%	7.0%
Property and Equipment	217,338	216,259	212,159	350.9	(2.4)%	(1.9)%
Current tax assets	24,444	23,032	37,907	62.7	55.1%	64.6%
Deferred tax assets	268,691	267,400	265,571	439.2	(1.2)%	(0.7)%
Other assets	394,977	547,974	545,926	902.9	38.2%	(0.4)%
Total Assets	31,806,415	32,824,188	33,243,741	54,978.3	4.5%	1.3%

	Mar-17	Dec-17	Mar-18	Mar-18	% Change
	MCh$	MCh$	MCh$	MUS$	Mar-18/Mar-17	Mar-18/Dec-17
LIABILITIES & EQUITY
Liabilities
Current accounts and other demand deposits	8,322,665	8,915,706	8,800,358	14,554.0	5.7%	(1.3)%
Transactions in the course of payment	369,344	295,712	467,064	772.4	26.5%	57.9%
Payables from repurchase agreements and security lending	233,348	195,392	260,162	430.3	11.5%	33.1%
Saving accounts and time deposits	10,414,294	10,067,778	10,371,047	17,151.6	(0.4)%	3.0%
Derivate instruments	1,029,129	1,414,237	1,389,117	2,297.3	35.0%	(1.8)%
Borrowings from financial institutions	1,029,720	1,195,028	1,012,954	1,675.2	(1.6)%	(15.2)%
Debt issued	6,651,840	6,488,975	6,911,859	11,430.8	3.9%	6.5%
Other financial obligations	149,738	137,163	150,676	249.2	0.6%	9.9%
Current tax liabilities	515	3,453	4,002	6.6	677.1%	15.9%
Deferred tax liabilities	—	—	44	0.1	—	—
Provisions	423,541	695,868	430,793	712.4	1.7%	(38.1)%
Other liabilities	286,015	309,161	342,650	566.7	19.8%	10.8%
Total liabilities	28,910,149	29,718,473	30,140,726	49,846.6	4.3%	1.4%
Equity of the Bank’s owners
Capital	2,271,401	2,271,401	2,418,833	4,000.3	6.5%	6.5%
Reserves	563,069	563,188	617,689	1,021.5	9.7%	9.7%
Other comprehensive income	(20,729)	(8,040)	(19,706)	(32.6)	(4.9)%	145.1%
Retained earnings from previous periods	16,060	16,060	16,060	26.6	0.0%	0.0%
Income for the period	139,993	576,012	142,651	235.9	1.9%	(75.2)%
Provisions for minimum dividends	(73,529)	(312,907)	(72,513)	(119.9)	(1.4)%	(76.8)%
Non-Controlling Interest	1	1	1	0.0	0.0%	0.0%
Total equity	2,896,266	3,105,715	3,103,015	5,131.8	7.1%	(0.1)%
Total Liabilities & Equity	31,806,415	32,824,188	33,243,741	54,978.3	4.5%	1.3%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$604.67 per US$1.00 as of March 31, 2018. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and annualized percentages (%)

	Quarter			Year Ended
Key Performance Ratios	1Q17	4Q17	1Q18	Mar-17	Dec-17	Mar-18
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.43	1.43	1.43	1.43	5.79	1.43
Net income per ADS (Ch$)	860.40	858.89	860.69	860.40	3,475.39	860.69
Net income per ADS (US$)	1.30	1.40	1.42	1.30	5.65	1.42
Book value per Share (Ch$)	29.67	31.23	31.20	29.67	31.23	31.20
Shares outstanding (Millions)	97,624	99,444	99,444	97,624	99,444	99,444
Profitability Ratios (3)(4)
Net Interest Margin	4.25%	4.37%	4.28%	4.25%	4.24%	4.28%
Net Financial Margin	4.61%	4.63%	4.65%	4.61%	4.58%	4.65%
Fees & Comm. / Avg. Interest Earnings Assets	1.22%	1.19%	1.20%	1.22%	1.20%	1.20%
Operating Revs. / Avg. Interest Earnings Assets	5.92%	5.95%	6.01%	5.92%	5.90%	6.01%
Return on Average Total Assets	1.78%	1.77%	1.72%	1.78%	1.80%	1.72%
Return on Average Equity	19.14%	18.56%	18.22%	19.14%	19.30%	18.22%
Capital Ratios
Equity / Total Assets	9.11%	9.46%	9.33%	9.11%	9.46%	9.33%
Tier I (Basic Capital) / Total Assets	8.05%	8.39%	8.38%	8.05%	8.39%	8.38%
Tier I (Basic Capital) / Risk-Wighted Assets	10.79%	11.47%	11.27%	10.79%	11.47%	11.27%
Total Capital / Risk- Weighted Assets	13.85%	14.54%	14.23%	13.85%	14.54%	14.23%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.22%	1.19%	1.17%	1.22%	1.19%	1.17%
Allowance for Loan Losses / Total Past Due	194.68%	184.47%	186.27%	194.68%	184.47%	186.27%
Impaired Loans / Total Loans to Customers	3.32%	3.02%	2.98%	3.32%	3.02%	2.98%
Loan Loss Allowances / Impaired Loans	71.60%	72.60%	73.26%	71.60%	72.60%	73.26%
Loan Loss Allowances / Total Loans to Customers	2.38%	2.19%	2.18%	2.38%	2.19%	2.18%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.00%	0.94%	1.12%	1.00%	0.93%	1.12%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	45.47%	46.64%	45.91%	45.47%	46.18%	45.91%
Operating Expenses / Average Total Assets (3) (4)	2.44%	2.52%	2.46%	2.44%	2.47%	2.46%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	28,583,799	29,188,577	29,609,272	28,583,799	28,974,437	29,609,272
Avg. Assets (million Ch$)	31,537,165	32,210,540	33,147,394	31,537,165	32,019,739	33,147,394
Avg. Equity (million Ch$)	2,925,278	3,067,821	3,132,083	2,925,278	2,985,030	3,132,083
Avg. Loans to customers (million Ch$)	25,213,250	25,324,467	25,351,014	25,213,250	25,359,287	25,351,014
Avg. Interest Bearing Liabilities (million Ch$)	17,890,671	17,931,136	18,000,354	17,890,671	18,091,393	18,000,354
Risk-Weighted Assets (Million Ch$)	26,844,862	27,068,339	27,529,364	26,844,862	27,068,339	27,529,364
Additional Data
Exchange rate (Ch$/US$)	660.17	615.43	604.67	660.17	615.43	604.67
Employees (#)	14,105	14,023	13,908	14,105	14,023	13,908
Branches (#)	422	399	398	422	399	398

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$604.67 per US$1.00 as of March 31, 2018. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Pablo Mejía Head of Investor Relations Investor Relations | Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Daniel Galarce Head of Financial Control Financial Control Area | Banco de Chile Phone Nr. (56-2) 2653.0667 Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2nd, 2018

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O.
CEO